Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
September 30, 2021 and 2020

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in Canadian dollars, except share amounts)

As at	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents (note 3)	$48,087,369	$31,219,574
Other receivables	251,319	89,661
Prepaid expenses	3,254,568	2,427,200
Total current assets	51,593,256	33,736,435
Non-current assets
Property and equipment	340,726	236,664
Right-of-use assets (note 9)	659,354	372,468
Total non-current assets	1,000,080	609,132

Total assets	$52,593,336	$34,345,567
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,334,251	$1,805,015
Other liabilities	—	123,985
Lease liabilities (note 9)	268,762	248,885
Warrant derivative (note 4)	106,063	531,228
Total current liabilities	2,709,076	2,709,113
Non-current liabilities
Contract liability (note 8)	6,730,287	6,730,287
Lease liabilities (note 9)	441,981	153,174
Total non-current liabilities	7,172,268	6,883,461

Total liabilities	9,881,344	9,592,574
Commitments and contingencies (note 9)
Shareholders’ equity
Share capital (note 5) Authorized: unlimited Issued: September 30, 2021 – 54,976,453 December 31, 2020 – 46,166,980	391,166,760	356,824,172
Warrants (note 5)	3,617,570	3,617,570
Contributed surplus (note 6)	33,185,565	31,022,356
Accumulated other comprehensive income	406,450	400,225
Accumulated deficit	(385,664,353)	(367,111,330)
Total shareholders’ equity	42,711,992	24,752,993
Total liabilities and shareholder's equity	$52,593,336	$34,345,567
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in Canadian dollars, except share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Expenses
Research and development (note 6, 13, 14)	$3,278,705	$3,854,272	$9,240,900	$8,883,046
Operating (note 6, 13, 14)	2,876,312	2,461,642	9,539,188	8,503,602
Loss before the following	(6,155,017)	(6,315,914)	(18,780,088)	(17,386,648)
Change in fair value of warrant derivative (note 4)	52,216	60,264	(32,405)	3,705,096
Foreign exchange gain (loss) (note 13, 16)	1,212,070	(506,349)	190,164	393,358
Interest income, net	25,740	13,367	76,457	111,809
Loss before income taxes	(4,864,991)	(6,748,632)	(18,545,872)	(13,176,385)
Income tax expense	(7,151)	—	(7,151)	—
Net loss	(4,872,142)	(6,748,632)	(18,553,023)	(13,176,385)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	94,907	(68,212)	6,225	80,557
Net comprehensive loss	$(4,777,235)	$(6,816,844)	$(18,546,798)	$(13,095,828)

Basic and diluted loss per common share (note 7)	$(0.09)	$(0.16)	$(0.35)	$(0.34)
Weighted average number of shares (basic and diluted) (note 7)	54,960,650	41,720,230	53,003,541	39,072,900
    See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2019	$311,077,859	$3,617,570	$29,338,849	$464,101	$(344,606,273)	$(107,894)
Net loss and other comprehensive loss	—	—	—	80,557	(13,176,385)	(13,095,828)
Issued pursuant to stock option plan (note 5)	162,812	—	(60,024)	—	—	102,788
Issued pursuant to incentive share award plan (note 5)	358,690	—	(358,690)	—	—	—
Issued pursuant to "At the Market" Agreement (note 5)	28,147,501	—	—	—	—	28,147,501
Issued pursuant to warrant derivative exercised (note 4, 5)	6,332,778	—	—	—	—	6,332,778
Share-based compensation (note 6)	—	—	854,521	—	—	854,521
Share issue costs (note 5)	(1,263,170)	—	—	—	—	(1,263,170)
As at September 30, 2020	$344,816,470	$3,617,570	$29,774,656	$544,658	$(357,782,658)	$20,970,696

As at December 31, 2020	$356,824,172	$3,617,570	$31,022,356	$400,225	$(367,111,330)	$24,752,993
Net loss and other comprehensive income	—	—	—	6,225	(18,553,023)	(18,546,798)
Issued pursuant to stock option plan (note 5)	321,697	—	(120,747)	—	—	200,950
Issued pursuant to incentive share award plan (note 5)	413,282	—	(413,282)	—	—	—
Issued pursuant to "At the Market" Agreement (note 5)	34,168,071	—	—	—	—	34,168,071
Issued pursuant to warrant derivative exercised (note 4, 5)	686,616	—	—	—	—	686,616
Share-based compensation (note 6)	—	—	2,697,238	—	—	2,697,238
Share issue costs (note 5)	(1,247,078)	—	—	—	—	(1,247,078)
As at September 30, 2021	$391,166,760	$3,617,570	$33,185,565	$406,450	$(385,664,353)	$42,711,992
    See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in Canadian dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating Activities
Net loss for the period	$(4,872,142)	$(6,748,632)	$(18,553,023)	$(13,176,385)
Depreciation - property and equipment (note 13)	11,089	21,891	106,979	67,520
Depreciation - right-of-use-assets (note 13)	73,434	87,878	248,111	271,034
Share-based compensation (note 6, 13, 14)	1,006,920	201,076	2,697,238	854,521
Interest expense on lease liabilities	27,589	17,970	65,848	51,064
Unrealized foreign exchange (gain) loss	(1,153,206)	360,258	79,925	(368,419)
Change in fair value of warrant derivative (note 4)	(52,216)	(60,264)	32,405	(3,705,096)
Net change in non-cash working capital (note 12)	1,225,536	(3,293)	(775,818)	(331,243)
Cash used in operating activities	(3,732,996)	(6,123,116)	(16,098,335)	(16,337,004)
Investing Activities
Acquisition of property and equipment	(204,638)	(15,556)	(211,236)	(29,305)
Cash used in investing activities	(204,638)	(15,556)	(211,236)	(29,305)
Financing Activities
Proceeds from exercise of stock options (note 6)	4,834	—	200,950	102,788
Proceeds from exercise of warrant derivative (note 4, 5)	—	—	230,946	1,696,460
Proceeds from "At the Market" equity distribution agreement (note 5)	(9,230)	3,597,300	32,920,993	26,884,331
Payment of lease liabilities	(75,274)	(114,838)	(285,502)	(347,946)
Cash (used) provided by financing activities	(79,670)	3,482,462	33,067,387	28,335,633
(Decrease) increase in cash	(4,017,304)	(2,656,210)	16,757,816	11,969,324
Cash and cash equivalents, beginning of period	50,799,432	29,911,351	31,219,574	14,148,021
Impact of foreign exchange on cash and cash equivalents	1,305,241	(544,339)	109,979	593,457
Cash and cash equivalents, end of period	$48,087,369	$26,710,802	$48,087,369	$26,710,802
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2021
Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our interim consolidated financial statements for the period ended September 30, 2021, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on November 4, 2021. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Markets and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue SW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to or used in combination with existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep centers on key immunotherapy combinations. Specifically, immunotherapy combinations in which pelareorep has the potential to provoke specific innate and adaptive immune responses when combined with checkpoint blockade therapy, chemotherapy and/or targeted therapies.

The full extent to which the coronavirus infectious disease 2019 ("COVID-19") pandemic may directly or indirectly impact our business, results of operations and financial condition, including our ability to finance our operations, expenses, clinical trials, and research and development costs, will depend on future developments that are evolving and highly uncertain, such as the duration and severity of outbreaks, including potential future waves or cycles, and the effectiveness of actions taken to contain and treat COVID-19. We considered the potential impact of COVID-19 when making certain estimates and judgments relating to the preparation of these interim consolidated financial statements. While there was no material impact to our interim consolidated financial statements as of and for the period ended September 30, 2021, our future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in a material impact to our consolidated financial statements in future reporting periods.

Note 2: Basis of Financial Statement Presentation

Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at September 30, 2021 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2020. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2020.

Note 3: Cash Equivalents

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $46,638,294 (December 31, 2020 – $30,361,591).  The current annual interest rate earned on these deposits is 0.46% (December 31, 2020 – 0.36%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2021
Note 4: Warrant Derivative

On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit for gross proceeds of US$3,742,016. Each unit included one common share and one common share purchase warrant (see Note 5). Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024.

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through profit and loss. Our warrants with an exercise price of US$0.90 meet this requirement and we have presented the fair value of these warrants as a current liability on the consolidated statement of financial position. As these warrants are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these warrants expire, the non-cash warrant liability is reversed through the consolidated statement of loss and comprehensive loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

A reconciliation of the change in fair value of the warrant derivative is as follows:

	Number of Warrants Outstanding	Fair Value of Warrant Derivative
As at December 31, 2019	1,684,126	$8,508,764
Exercised	(1,418,369)	(4,636,317)
Change in fair value	—	(3,491,928)
Foreign exchange impact	—	150,709
As at December 31, 2020	265,757	$531,228
Exercised	(201,722)	(455,670)
Change in fair value	—	32,405
Foreign exchange impact	—	(1,900)
As at September 30, 2021	64,035	$106,063

During the nine months ended September 30, 2021, we received cash proceeds of US$181,550 (September 30, 2020 - US$1,276,532) with respect to warrants exercised.

We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on U.S. Department of Treasury benchmark treasury yield rates with an approximate equivalent remaining term in effect at the time of valuation and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

The estimated fair value of the warrant derivative was determined using the following assumptions:

	September 30, 2021	December 31, 2020
Fair value per warrant	US$1.30	US$1.57
Underlying share price	US$2.09	US$2.38
Risk-free interest rate	0.09%	0.10%
Expected hold period to exercise	1.0 year	1.0 year
Expected share price volatility	90.00%	90.00%
Expected dividend yield	Nil	Nil

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2021
Note 5: Share Capital
Authorized:
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2019	32,198,453	$311,077,859
Issued pursuant to stock option plan	133,454	385,022
Issued pursuant to incentive share award plan	234,172	732,367
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)(c)	12,182,532	40,037,786
Issued pursuant to warrant derivative exercised(b)	1,418,369	6,332,778
Share issue costs	—	(1,741,640)
As at December 31, 2020	46,166,980	$356,824,172
Issued pursuant to stock option plan	96,493	321,697
Issued pursuant to incentive share award plan	110,229	413,282
Issued pursuant to "At the Market" (ATM) equity distribution agreement(c)(d)	8,401,029	34,168,071
Issued pursuant to warrant derivative exercised(b)	201,722	686,616
Share issue costs	—	(1,247,078)
As at September 30, 2021	54,976,453	$391,166,760

(a)On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allowed us, at our sole discretion, to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$30,000,000 over a 19-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement expired on June 4, 2020 and no shares were issued during the nine months ended September 30, 2021. During the nine months ended September 30, 2020, we sold 6,741,518 common shares for gross proceeds of US$17,538,342 at an average price of US$2.60. We received, net of commissions of US$526,150, proceeds of US$17,012,192. In total, we incurred share issue costs (including commissions) of $856,754.

(b)On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. These warrants were classified as a financial liability. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. During the nine months ended September 30, 2021, our share capital included fair value of $455,670 (September 30, 2020 - $4,636,317) in addition to gross proceeds of US$181,550 (September 30, 2020 - US$1,276,532) for the 201,722 (September 30, 2020 - 1,418,369) warrants that were exercised (see Note 4).

(c)On June 15, 2020, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us, at our sole discretion, to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$40,000,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the nine months ended September 30, 2021, we sold 5,685,097 (September 30, 2020 - 1,807,878) common shares for gross proceeds of US$18,503,188 (September 30, 2020 - US$3,479,212) at an average price of US$3.25 (September 30, 2020 - US$1.92). We received, net of commissions of US$555,096 (September 30, 2020 - US$104,376), proceeds of US$17,948,092 (September 30, 2020 - US$3,374,836). In total, we incurred share issue costs (including commissions) of $707,421 (September 30, 2020 - $406,416). On March 4, 2021, we terminated the June 15, 2020 ATM equity distribution agreement.

(d)On March 5, 2021, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us, at our sole discretion, to issue common shares, at prevailing market prices, with an aggregate offering value of up to

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2021
US$80,000,000 over a 16-month period through the facilities of the Nasdaq Capital Market in the United States. During the nine months ended September 30, 2021, we sold 2,715,932 common shares for gross proceeds of US$8,654,892 at an average price of US$3.19. We received, net of commissions of US$259,647, proceeds of US$8,395,245. In total, we incurred share issue costs (including commissions) of $539,657.
Equity Warrants
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold for gross proceeds of $11,511,500. Each unit included one common share and one common share purchase warrant. Following the 2018 share consolidation, 9.5 common share purchase warrants entitled the holder to purchase one common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. These warrants were classified as equity.

The following table summarizes our outstanding equity warrants:

	Number of Warrants Outstanding(1)	Warrant
As at December 31, 2020	16,443,500	$3,617,570
As at September 30, 2021	16,443,500	$3,617,570
(1) Exercisable into 1,730,894 common shares.

Note 6: Share-Based Compensation
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at September 30:

	2021		2020
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	3,764,055	4.08	2,246,947	5.31
Granted during the period	1,267,500	3.40	205,000	3.40
Forfeited during the period	(88,945)	7.04	(131,418)	3.54
Expired during the period	(4,156)	41.53	—	—
Exercised during the period	(96,493)	2.08	(45,120)	2.28
Outstanding, end of the period	4,841,961	3.85	2,275,409	5.30
Options exercisable, end of the period	2,236,960	4.73	1,366,248	7.21

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2021
The following table summarizes information about the stock options outstanding and exercisable at September 30, 2021:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.54 - $1.79	749,997	2.28	1.39	488,339	1.36
$1.80 - $3.01	461,573	3.98	2.71	324,073	2.69
$3.02 - $3.90	2,999,049	3.61	3.29	813,206	3.29
$3.91 - $7.41	478,516	1.98	6.09	458,516	6.13
$7.42 - $40.00	152,826	1.55	23.36	152,826	23.36
	4,841,961	3.21	3.85	2,236,960	4.73

Option grants vest either immediately or annually over periods ranging from one to three years.

We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

The estimated fair value of stock options granted during the period was determined using the Black-Scholes valuation model using the following weighted average assumptions:

	2021	2020
Risk-free interest rate	0.50%	0.66%
Expected hold period to exercise	3.0 years	3.0 years
Expected share price volatility	111.37%	110.58%
Expected dividend yield	Nil	Nil
Weighted average fair value of options	$2.27	$2.27

Incentive Share Award Plan

Restricted Share Units

We have issued restricted share units ("RSUs") to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three year period. The following RSUs are outstanding at September 30:

	2021	2020
Outstanding, beginning of the period	134,618	209,657
Granted during the period	—	43,501
Released during the period	(53,388)	(118,721)
Outstanding, end of the period	81,230	134,437
(1) The weighted average fair value of the RSUs granted was nil in 2021 (2020 - $2.73).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2021
Performance Share Units

We have also issued performance share units ("PSUs") to certain officers and employees of the Company. Grants of PSUs require completion of certain performance criteria and cliff vest after 3 years or vest over a three year period, depending on the grant. The following PSUs are outstanding at September 30:

	2021	2020
Outstanding, beginning of the period	56,841	61,051
Released during the period	(56,841)	(4,210)
Outstanding, end of the period	—	56,841

We have reserved 5,497,645 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs were $1,006,920 and $2,697,238 for the three and nine months ended September 30, 2021, respectively (September 30, 2020 - $201,076 and $854,521, respectively).

Note 7: Loss Per Common Share

Loss per common share is calculated using net loss for the period and the weighted average number of common shares outstanding for the three and nine months ended September 30, 2021 of 54,960,650 and 53,003,541, respectively (September 30, 2020 - 41,720,230 and 39,072,900, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 8: Contract Liability

Regional licensing agreement
We entered into a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai") in November 2017. Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. We are entitled to receive upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.

Contract liability
Our contract liability balance, which we expect to record in revenue over the next five years, is as follows:

	September 30, 2021	December 31, 2020
Balance, beginning of the period	$6,730,287	$6,730,287
Regional licensing agreement	—	—
Revenue recognized in the period	—	—
Balance, end of the period	$6,730,287	$6,730,287

Contract liability - non-current	6,730,287	6,730,287
	$6,730,287	$6,730,287

Note 9: Commitments

We are committed to payments totaling $8,904,519 for activities mainly related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2021
Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 6 years. We currently do not have leases with variable lease payments or residual value guarantees.

During the first nine months of 2021, we extended the office lease for one of our subsidiaries and entered into a new office space lease for our Canadian head office for which we recorded an addition of $532,758 to the lease liability and right-of-use asset. The incremental borrowing rate applied was 15%.
Our total undiscounted lease liability as at September 30, 2021 is as follows:

September 30, 2021
Less than one year	$358,367
One to six years	531,445
More than six years	—
Total undiscounted lease liability	$889,812

Note 10: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity and cash and cash equivalents in the definition of capital.

	September 30, 2021	December 31, 2020
Cash and cash equivalents	$48,087,369	$31,219,574
Shareholders’ equity	$42,711,992	$24,752,993

We do not have any debt other than trade accounts payable and lease liabilities, and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On June 12, 2020, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2021
also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 12, 2022.

Our Base Shelf allowed us to enter into our ATM equity distribution agreements in June 2020 and March 2021 (see Note 5). We use these equity arrangements to assist us in achieving our capital objective. These arrangements provide us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2021.

Note 11: Financial Instruments

Our financial instruments consist of cash and cash equivalents, other receivables, other liabilities, accounts payable and warrant derivative. As at September 30, 2021, the carrying amount of our cash and cash equivalents, other receivables, other liabilities and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at September 30, 2021, the fair value of our warrant derivative was $106,063 (December 31, 2020 - $531,228).

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $313,000. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $1,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2021
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2021 are as follows:

	US dollars	Euro
Cash and cash equivalents	$36,342,834	€28,288
Other receivables	149,400	—
Accounts payable and other liabilities	(184,108)	—
Warrant derivative	(83,246)	—
	$36,224,880	€28,288

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10. Accounts payable are all due within the current operating period.

Note 12: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Change in:
Other receivables	$(115,462)	$(14,290)	$(161,658)	$1,998,297
Prepaid expenses	1,249,208	375,085	(827,368)	(1,022,031)
Accounts payable and accrued liabilities	140,272	(408,710)	529,236	(894,710)
Other liabilities	—	(58,134)	(123,985)	(434,842)
Non-cash impact of foreign exchange	(48,482)	102,756	(192,043)	22,043
Change in non-cash working capital related to operating activities	$1,225,536	$(3,293)	$(775,818)	$(331,243)

Other Cash Flow Disclosures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cash interest received	$53,329	$31,337	$142,305	$162,873
Cash taxes paid	$12,707	$2,836	$29,795	$11,047

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
September 30, 2021
Note 13: Other Expenses and Adjustments

The following details highlight certain components of the research and development and operating expenses classified by nature. The foreign exchange gain (loss) as presented separately on the face of the consolidated statement of loss and comprehensive loss is also classified as a research and development expense. Remaining research and development and operating expenses include expenses paid to third parties.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Research and development expenses:
Employee compensation and benefits	$946,890	$1,004,572	$2,832,149	$2,398,463
Share-based compensation	511,621	28,863	1,470,569	225,772

Operating expenses:
Depreciation - property and equipment	$11,089	$21,891	$106,979	$67,520
Depreciation - right-of-use-assets	73,434	87,878	248,111	271,034
Employee compensation and benefits	512,412	459,855	1,560,362	1,774,537
Share-based compensation	495,299	172,213	1,226,669	628,749

Note 14: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain employees of the Company.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Short-term employee compensation and benefits	$763,951	$667,730	$2,320,516	$2,240,429
Termination benefits	—	278,160	—	495,175
Share-based compensation	702,019	115,593	1,869,090	559,347
	$1,465,970	$1,061,483	$4,189,606	$3,294,951